Steven F. Carman
Partner

111 Congress Avenue, Suite 1400
Austin, TX  78701
Direct:  512.370.3451
steve.carman@huschblackwell.com

November 25, 2014

Kevin Woody, Branch Chief
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	CorEnergy Infrastructure Trust, Inc. (the “Company”) Amendment No. 1 to Form 10-K for year-ended December 31, 2013 Filed on March 19, 2014 (the “Form 10-K”) File No. 001-33292

Dear Mr. Woody:

This letter is written in response to your November 12, 2014 comment letter on the Form 10-K filed by the Company.  For your convenience, we have repeated the comments in your letter, and we have set forth our responses to those comments in boldface below.

Amendment No. 1 to Form 10-K for the year ended December 31, 2013

General

1.	Please tell us how you determined it was not necessary to provide Rule 3-09 financial statements for Lightfoot Capital Partners LP.

We were organized as a Maryland corporation on September 8, 2005 and commenced operations on December 8, 2005.  Shortly after that we elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940.  At that time, our objective was to provide stockholders with an attractive risk-adjusted total return, with an emphasis on distributions and distribution growth.  We historically had no direct investment in assets or operations of our own and invested primarily in securities of privately-held companies operating in the U.S. energy infrastructure sector.  The investments that we continue to hold, including Lightfoot Capital Partners LP, are legacy investments made in executing this historical objective.  We are now liquidating those legacy securities investments in an orderly manner as disclosed in our 2012 10-K.  We have elected the fair value option for all such investments and record the

Kevin Woody, Branch Chief November 25, 2014

change in fair value of these items and related distributions as components of other income (loss) and expense in our statement of operations. Prior to filing our 2013 Form 10-K, the Company calculated the significance of the investment in Lightfoot Capital Partners LP, and the Company concluded that investment was below the threshold requiring the Company to provide the Rule 3-09 financial statements.  After receiving your comment letter, the Company revisited those calculations and confirmed that the thresholds warranting Rule 3-09 financial statement disclosure are not met.  For your review, the supporting calculations are attached to this letter as Exhibit A.

In Exhibit A, per the Company’s most recent and prior 2 fiscal years, the fair value of the Company’s investment in Lightfoot Capital Partners LP and the amounts recorded in our statements of operations related to that investment amounted to less than 20 percent of both the Company’s assets and the Company’s income pursuant to the investment and income significance tests described in S-X Rule 1-02(w).  In determining the Company’s income, we began with the amount identified under Rule 5-03(b)10, which we have determined to be income (loss) before income taxes reduced by net income (loss) attributable to noncontrolling interest of the Company and its subsidiaries on a consolidated basis.

The Company qualified to use income averaging for the fiscal year ended December 31, 2013 and November 30, 2011, because the income reported for those fiscal years was more than 10% lower than the average of the Company’s income for the last five fiscal years.  In computing the average income for the last five fiscal years, loss years were assigned a value of zero in computing the numerator for these averages, but the denominator remained “5,” (or “5.083” in the cases where the five year periods included the one-month stub period ended December 31, 2012).  We also note that in 2011 and 2012 the investment incurred a loss and accordingly we have excluded losses from the investment in our calculation of average income for each of these years pursuant to the computational note to S-X 1-02(w).

Attached for your review as Exhibit B are the supporting calculations for the income averaging.

Item7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 33

2

Kevin Woody, Branch Chief November 25, 2014

2.	In future periodic filings, please revise your discussion of Adjusted EBITDA metric to disclose that it is a non-GAAP measure.

We note your comment, and the Company will add in its future periodic filings disclosure language to specify that the Adjusted EBITDA metric is a non-GAAP measure in the Results from Operations section.

3.	It appears your presentation of your lease revenue, security distributions, and operating results on pages 33, 37 and 44 represent full Non-GAAP statements of operations. Please clarify how you considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that your presentation was appropriate.

The Company has considered the guidance in Question 102.10 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.  The intent of the Company was not to attach undue prominence to this schedule.  In the Company’s future periodic filings, it will include a schedule of Adjusted EBITDA and, separately, a schedule reconciling Adjusted EBITDA to the nearest GAAP measure. Attached for your review as Exhibit C is the proposed revised schedule of Adjusted EBITDA.

FFO and AFFO Reconciliation, page 41

4.	Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO, specifically address your adjustments for Distributions received from investment securities, Income tax expense, net, and Net distributions and dividend income.

As permitted by guidance in Question 102.02 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP financial measures, a registrant may present “funds from operations” on a basis other than as defined by the National Association of Real Estate Investment Trusts.  While the Company uses the NAREIT definition as a starting point, the Company also adjusts for those items, including: (i) Distributions received from investment securities, (ii) Income tax expense, (iii) Net distributions and (iv) dividend income that relate to our legacy security investments.  We will clarify in future periodic filings and will present “funds from operations” using (i) the NAREIT definition (“NAREIT FFO”), (ii) the NAREIT definition as adjusted as described above (“FFO Adjusted for Securities Investments”), and (iii) the NAREIT definition, adjusted as described above, and then further adjusted to reflect what we have been describing as AFFO (“AFFO”).  An example of this presentation is attached to this letter as Exhibit D.

3

Kevin Woody, Branch Chief November 25, 2014

Financial Statements

Notes to Consolidated Financial Statements, page F-8

2.  Significant Accounting Policies, page F-9

D.  Long-Lived Assets and Intangibles, page F-9
5.	Please tell us and revise future filings to disclose how you account for acquisition costs for a business combination.

Acquisition costs incurred in a business combination are expensed in the statement of operations.  This clarification will be added to footnote 2 D. Long-lived Assets and Intangibles, page F-9 in the Company’s future periodic filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,

/s/ Steven F. Carman
Steven F. Carman

cc: Ms. Rebecca Sandring CorEnergy Infrastructure Trust, Inc.

4

Exhibit A

Significance Test - Lightfoot Capital Partners	Investment		For the Years Ended
	June 10,	November 30,	November 30,	December 31,
	2011	2011	2012	2013
Investment Test - Fair Value
Lightfoot	9,900,202	9,536,390	8,669,366	10,528,743
Total CORR		94,287,396	111,431,833	283,875,659

Lightfoot Percentage		10%	8%	4%
Financials Required		No	No	No

Income Test - Income Statement
Lightfoot - change in fair value		(363,812)	(867,024)	1,780,199
Lightfoot - distributions in income			-	176,000
Subtotal - Lightfoot		(363,812)	(867,024)	1,956,199
Total CORR*		6,537,751	20,444,679	9,942,826

Lightfoot Percentage		-5.56%	-4.24%	19.67%
Financials Required		No	No	No
	* Last 5 year average income used for 2011 & 2013

Exhibit B

Income Determined as follows:
	For the Years Ended
	November 30,		November 30,		December 31,
	2011		2012		2013
Annual Income	3,805,000		19,577,655		8,918,624
Less Non-Controlling Interest in Income	-		-		1,466,767
Plus Loss From Investee	363,812		867,024		-
Adjusted Annual Income	4,168,812		20,444,679		7,451,857

5 Year Average Income - Substitute $0 for Loss Years
2007	8,815,072
2008		-		-
2009	265,350		265,350		265,350
2010	19,439,522		19,439,522		19,439,522
2011	4,168,812		4,168,812		3,805,000
2012 - Year			20,444,679		19,577,655
2012 - Stub			-		-
2013					7,451,857
Numerator	32,688,756		44,318,363		50,539,384
Denominator	5.000		5.083		5.083
Average Amount	6,537,751		8,718,938		9,942,826

Average Test
Percentage Annual Represents of Average (Must be >10% less)	63.8%		234.5%		74.9%
Use - Average or Annual	Average		Annual		Average

Exhibit C

RESULTS OF OPERATIONS
We believe the Lease Revenue, Security Distributions and Operating Results overview presented below provides investors with information that will assist them in analyzing the operating performance of our leased assets, private equity securities and operating entities. As it pertains to Other Equity Securities, the Company does not believe that return of capital distributions and Realized/Unrealized gains and losses are indicative of the operating performance of these assets. Accordingly, we have excluded them from EBITDA, resulting in an Adjusted EBITDA metric. Adjusted EBITDA is then reconciled to the Net Income Attributable to CORR Stockholders by accounting for Other Income, Depreciation, Amortization, Interest Expense and Income Taxes. We believe that Net Income Attributable to CORR shareholders is an important operating metric which highlights the performance of our assets for shareholders to use in measuring our results.

Following is a comparison of lease revenues, security distributions and operating results, expenses, other income and expense, and income (loss) before income taxes for the years ended December 31, 2013, November 30, 2012 and November 30, 2011: (this is updated based on time periods presented)

	For the Years Ended
	December 31,	November 30,	November 30,
	2013	2012	2011
Lease Revenue, Security Distributions, and Operating Results
Leases:
Lease revenue	$22,552,976	$2,552,975	$1,063,740
Other Equity Securities:
Net cash distributions received	1,807,429	4,705,975	3,568,128
Operations:
Sales revenue	8,733,044	8,021,022	2,161,723
Cost of sales	(6,734,665)	(6,078,102)	(1,689,374)
Operating expenses (excluding depreciation and amortization)	(924,571)	(739,519)	(196,775)
Net Operations (excluding depreciation and amortization)	1,073,808	1,203,401	275,574

Total Lease Revenue, Security Distributions, and Operating Results	$25,434,213	$8,462,351	$4,907,442
Expenses	(5,879,864)	(2,881,811)	(2,408,973)
Non-Controlling Interest Attributable to Adjusted EBITDA Items	(3,734,884)
Adjusted EBITDA Attributable to CORR Stockholders	$15,819,465	$5,580,540	$2,498,469

Exhibit C

The following table presents a reconciliation of Income attributable to CORR stockholders reported in the consolidated statements of operations and comprehensive income to Adjusted EBITDA

Adjusted EBITDA Attributable to CORR Stockholders	$15,819,465	$5,580,540	$2,498,469
Other Income (Expense)	(8,367,608)	13,997,115	1,306,531
Income Tax Expense	(2,949,518)	(7,228,934)	(882,857)
Income Attributable to CORR Stockholders	$4,502,339	$12,348,721	$2,922,143

Adjusted EBITDA per share (basic and diluted)	$0.66	$0.61	$0.27
Net earnings per share (basic and diluted)	$0.19	$1.34	$0.32
FFO per share (basic and diluted)	$0.54	$0.60	N/A
AFFO per share (basic and diluted)(1)	$0.52	$0.43	N/A
Book value per share (basic and diluted)(2)	$7.34	$10.76	N/A

Exhibit D

(15) Represents the financing revenue from the loan agreement with Black Bison WS. The amount of incremental pro forma financing revenue is $1,935,290 and $885,769 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively. Amortization expense on the payment of $244,889 of origination and related costs that qualify for deferral to be capitalized and amortized over the 10-year term of the mortgage are deducted from financing revenue. The amount of incremental pro forma deferred costs amortization is $16,327 and $5,250 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(16) Represents the adjustment for a 1.0% annual management fee payable to our related party, external manager, Corridor, on approximately $46 million of additional managed assets for the Portland Terminal Facility, and an average decrease of approximately $1.9 million due to the sale of VantaCore. Such fee results in an expense of $486,349 and benefit of $82,600 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(17) Represents the adjustment for the annual valuation services paid to our external professionals. Such fees result in an expense of $36,000 and $0 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(18) Represents the depreciation expense on leased property related to the Portland Terminal Facility of $46,303,976, including $1,777,956 of Asset Acquisition Costs capitalized, and amortized over the 30 year depreciable life of the leased property. The amount of incremental pro forma depreciation expense is $1,543,466 and $157,515 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(19) Represents registration, valuation and other fees payable annually, net of savings generated by the sale of VantaCore. Such adjustments result in a savings of $839 and $13,250 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(20) The realized and unrealized gains (losses) on other equity securities and the changes in distributions and dividend amounts reflected on the pro forma statements of income assume that VantaCore was sold on January 1, 2013. The pro forma adjustment to remove VantaCore activity results in a decrease of distributions and dividend income and net realized and unrealized gain on other equity securities. Distributions and dividend income decreased $0 and $1,152,726 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively. Net realized and unrealized gain on other equity securities decreased $3,336,615 and $358,488 for the year ended December 31, 2013 and the nine-month period ended September 30, 2014, respectively.

(21) Reflects income tax adjustment related to the effect of the pro forma adjustments due to the sale of VantaCore. Income tax expense adjustments have been calculated at historical rates for the period ended December 31, 2013 and September 30, 2014 of 37.26% and 38.11%, respectively.

(22) In connection with the Portland Terminal Facility, the Company issued 7,475,000 shares of $0.001 par value common stock at a public offering price of $6.50. The number of shares includes 975,000 of additional shares of common stock that were issued after the stock offering. The additional shares were sold pursuant to an over-allotment option granted to the underwriters of CorEnergy’s public offering of 6,500,000 shares.

Performance Measurement

Prospectively, and with this pro forma information, we intend to provide standard performance measures utilized by REITs, including FFO as defined by the National Association of Real Estate Investment Trusts (NAREIT) (“NAREIT FFO”), as well as FFO adjusted for factors related to our investments in securities as historically presented by the company (“FFO Adjusted for Securities Investments”) and AFFO as historically presented by the Company.

NAREIT FFO

As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable operating property, real estate-related depreciation and amortization (excluding amortization of deferred financing costs or loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures.

FFO ADJUSTED FOR SECURITIES INVESTMENTS

Due to the legacy investments that we hold, we have also historically presented a measure of FFO, which we refer to herein as FFO Adjusted for Securities Investments, derived by further adjusting NAREIT FFO for Distributions received from investment securities, Income tax expense, net and Net distributions and dividend income. Historically, we have labeled FFO Adjusted for Securities Investments as "FFO" in our periodic reports. Both NAREIT FFO and FFO Adjusted for Securities Investment are supplemental, non-GAAP financial measures.

We present NAREIT FFO and FFO Adjusted for Securities Investments because we consider them to be important supplemental measures of our operating performance and believe that they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO metrics when reporting their results. FFO Adjusted for Securities Investments is a key measure used by Corridor in assessing performance and in making resource allocation decisions.

Both NAREIT FFO and FFO Adjusted for Securities Investments are intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions, and that may also be the case with the energy infrastructure assets which we expect to acquire. Because NAREIT FFO and FFO Adjusted for Securities Investments exclude depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, they provide performance measures that, when compared year over year, reflect the impact to operations from trends in base and participating rent, company operating costs, development activities and interest costs, thereby providing perspective not immediately apparent from net income.

We calculate NAREIT FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, in its March 1995 White Paper (as amended in November 1999 and April 2002) and FFO Adjusted for Securities Investments as NAREIT FFO with the additional adjustments described above due to our legacy investments. This may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly may not be comparable to such other REITs. NAREIT FFO and FFO Adjusted for Securities Investments do not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. Neither NAREIT FFO nor FFO as historically reported by the Company should be considered as an alternative to net income (loss) (computed in accordance with GAAP), as an indicator of our financial performance or cash flow from operating activities (computed in accordance with GAAP), as an indicator of our liquidity, or as an indicator of funds available for our cash needs, including our ability to make distributions or serve our indebtedness.

AFFO
AFFO is a supplemental, non-GAAP financial measure which we define as FFO Adjusted for Securities Investments plus transaction costs, amortization of debt issuance costs, deferred leasing costs, above market rent, and certain costs of a nonrecurring nature, less maintenance, capital expenditures (if any), amortization of debt premium and adjustments to lease revenue resulting from the EIP sale. Management uses AFFO as a measure of long-term sustainable operations performance.

 We target a total return of 8% to 10% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the base rent of our leases plus growth through acquisitions and participating portions of our rent. If we are successful growing our AFFO per share of common stock, we anticipate being able to increase distributions to our stockholders. In addition, the increase in our AFFO per share of common stock should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as AFFO divided by invested capital, which measures the sustainable return on capital that we have deployed.

 AFFO does not represent amounts available for management's discretionary use because such amounts are needed for capital replacement or expansion, debt service obligations or other commitments and uncertainties. AFFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP), as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP), as an indicator of our liquidity, or as an indicator of funds available for our cash needs, including our ability to make distributions or service our indebtedness.

 In light of the per share AFFO growth that we foresee in our operations, we are targeting 1% to 3% annual dividend growth. We can provide no assurances regarding our total return or annual dividend growth. See our Risk Factors as disclosed in the Annual Report on Form 10- K for the calendar year ending December 31, 2013, as amended, for a discussion of the many factors that may affect our ability to make distributions at targeted rates, or at all.

 Net income attributable to CORR does not include a contracted rate increase on November 1, 2014 or communicated maximum daily quantity (MDQ) decreases effective in 2015. These items would result in an impact on Net income attributable to CORR of $2.5 million and $1.9 million for a full year and nine month period, respectively, assuming historical volumes. NAREIT Funds from Operations, Funds from Operations Adjusted for Securities Investments, and Adjusted Funds from Operations would also be increased by the same amounts for a full year and nine month period, respectively. All contracts are evergreen on an annual basis, and are subject to a 365-day termination period.

   Following is a comparison of NAREIT FFO, FFO Adjusted for Securities Investments and AFFO for the historical and pro forma twelve months ended December 31, 2013 and nine months ended September 30, 2014 attributable to CorEnergy stockholders:

	For the Year Ended December 31, 2013
	Historical	Pro Forma Combined
Net Income attributable to CORR Stockholders	$4,502,339	$11,173,615
Add:
Depreciation	11,429,980	17,238,300
Less:
Non-Controlling Interest attributable to NAREIT FFO reconciling items	1,645,601	1,645,601
NAREIT Funds from Operations (NAREIT FFO)	$14,286,718	$26,766,314
Add:
Distributions received from investment securities	1,789,893	270,275
Income tax expense, net	2,949,518	168,251
Less:
Net distributions and dividend income	567,276	567,276
Net realized and unrealized loss on trading securities	(251,213)	(251,213)
Net realized and unrealized gain on other equity securities	5,617,766	2,281,151
Funds From Operations Adjusted for Securities Investments	$13,092,300	$24,607,626
Add:
Transaction costs	806,083	806,083
Amortization of debt issuance costs	556,300	1,093,300
Amortization of deferred lease costs	61,305	61,305
Amortization of above market leases	291,940	291,940
Noncash costs associated with derivative instruments	40,290	40,290
Nonrecurring personnel costs	113,232	113,232
Less:
EIP Lease Adjustment	2,171,236	2,171,236
Amortization of debt premium	121,436	121,436
Non-Controlling Interests attributable to AFFO reconciling items	—	—
Adjusted funds from operations (AFFO)	$12,668,778	$24,721,104

	For the Nine-Month Periods Ended September 30, 2014
	Historical	Pro Forma Combined
Net Income attributable to CORR Stockholders	$6,999,485	$10,035,808
Add:
Depreciation	9,573,809	12,760,073
Less:
Non-Controlling Interest attributable to FFO reconciling items	1,234,365	1,234,365
NAREIT Funds from Operations (NAREIT FFO)	$15,338,929	$21,561,516
Add:
Distributions received from investment securities	1,697,319	638,988
Income tax expense (benefit), net	1,581,275	(429,533)
Less:
Net distributions and dividend income	1,686,637	1,686,637
Net realized and unrealized gain on other equity securities	2,512,738	2,154,250
Funds From Operations Adjusted for Securities Investments	$14,418,148	$17,930,084
Add:
Transaction costs	139,540	139,540
Amortization of debt issuance costs	595,982	998,732
Amortization of deferred lease costs	46,026	46,026
Amortization of above market leases	218,954	218,954
Noncash costs associated with derivative instruments	(53,132)	(53,132)
Less:
EIP Lease Adjustment	1,628,427	1,628,427
Non-Controlling Interests attributable to AFFO reconciling items	69,635	69,635
Adjusted funds from operations (AFFO)	$13,667,456	$17,582,142

NAREIT FFO

Pro forma NAREIT FFO for the twelve month period ended December 31, 2013 and nine-month period ended September 30, 2014 total approximately $26.8 and $21.6 million, respectively. NAREIT FFO was calculated in accordance with the National Association of Real Estate Investment Trust's definition above.

FFO Adjusted for Securities Investments

Pro forma FFO Adjusted for Securities Investments for the twelve month period ended December 31, 2013 and nine-month period ended September 30, 2014 total approximately $24.6 and $19.9 million, respectively. To calculate FFO Adjusted for Securities Investments, we have made further adjustments to NAREIT FFO for non-cash items impacting net income for the twelve month period ended December 31, 2013 and nine-month period ended September 30, 2014 by eliminating a net realized and unrealized gain on other equity securities of approximately $2.3 and $2.2 million, respectively; eliminating a net realized and unrealized loss on trading securities of approximately $251 and $0 thousand; removing net distribution and dividend income of approximately $567 thousand and $1.7 million; adding distributions received from investment securities of approximately $270 and $639 thousand respectively; and adding back income tax expense of approximately $168 and benefit of approximately $430 thousand, respectively.

AFFO
Pro forma AFFO for the twelve month period ended December 31, 2013 and nine-month period ended September 30, 2014 total approximately $24.8 and $17.7 million, respectively. In addition to the adjustments outlined in the AFFO definition above, we have included an adjustment to back out lease revenue associated with the EIP investment. Based on the economic return to CorEnergy resulting from the sale of our 40 percent undivided interest in EIP, we determined that it was appropriate to eliminate the portion of EIP lease income attributable to return of capital, as a means to more accurately reflect EIP lease revenue contribution to CorEnergy-sustainable FFO. CorEnergy believes that the portion of the EIP lease revenue attributable to return of capital, unless adjusted, overstates CorEnergy's distribution-paying capabilities and is not representative of sustainable EIP income over the life of the lease.